AML Communications, Inc.
1000 Avenida Acaso
Camarillo, CA 93012
(805) 388-1345

March 2, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549-6010
Attn: Larry Spirgel

Re:	AML Communications, Inc. Form 10-KSB for the fiscal year ended March 31, 2008 Filed June 30, 2007 File No. 000-27250

Dear Mr. Spirgel:

On behalf of AML Communications, Inc.  (the “Company” or “AML”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 13, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the fiscal year ended March 31, 2008

Consolidated Statement of Income, page 29

1.
We reissue prior comment 3. Please provide us with a more detailed analysis of all of the specific factors you considered, as provided by paragraphs 21-25 of SFAS 109, which supports your conclusion on the future realization of deferred tax assets.

Response:  As discussed in the first response, all available evidence, both positive and negative, was considered to determine whether, based on the weight of that evidence, a valuation allowance was needed.  The ultimate realization of deferred tax assets is dependent upon the generation of future income during the periods in which those temporary differences become deductible.

The most significant factors we used were historical income and projections of future income.  As of March 31, 2007, our cumulative three-year pretax income was $1,375,000 and our cumulative three-year taxable income was $2,170,202.  As of March 31, 2008, our cumulative three-year pretax income was $929,000 and our cumulative three-year taxable income was $3,049,616.  In addition, as of March 31, 2007, our projected March 31, 2008, income was $1,134,000 and as of March 31, 2008, our project March 31, 2009, income was $1,529,000.  Based on our historical income trend and projected income, management believed that there was sufficient positive evidence to demonstrate that it was more likely than not that our deferred tax assets would be realized.

Larry Spirgel
Securities and Exchange Commission
March 2, 2009

9. Acquisition of Mica-Tech’s Remaining Interest, page 53

2.	We note your response to prior comment 5. In future filings, please clarify your note 9 by including the details provided in your response.

Response:  In future filings we will clarify our note 9 by including the details provided in our prior response dated January 29, 2009.

3.
We note your response to prior comment 6. We note that from the period April 11, 2007 – February 19, 2008 that Mica-Tech was consolidated due to the purchase of 51% that was acquired on April 11, 2007. We further note your statement that your “treatment is in accordance with the equity method of accounting when purchased pre-acquisitions earnings (loss) are used with interim acquisitions.” It is unclear to us why you adjusted the purchase price by the amount of Mica-Tech’s loss for period of April 11, 2007 – February 19, 2008 especially since you were not accounting for Mica-Tech under the equity method. Please refer to the specific accounting guidance that you utilized to determine your accounting and explain in greater detail why your accounting is appropriate.

Response: In response to staff comment, we have not followed any specific accounting guidance to determine our accounting treatment but we considered the following example as a guiding tool (reference: Wiley U.S GAAP 2008 Chapter 13, Page 601-602).

Example of a consolidation with a change in the majority interest:
Assume that Andes Company increased its ownership of Baker Company from 90% to 95% on October 1, 2008. The investment was acquired at book value of $5,453 determined as follows:

Baker Company common stock outstanding at 10/1/08			$50,000
Additional paid-in-capital, 10/1/08			15,000
Retained earnings at 10/1/08
Balance, 1/1/08	$41,000
Net income for nine months ($9,400X0.75)	7,050	*
Pre-acquisition dividends paid	(4,000)		44,050
			109,050
			X 5%
Book value acquired			5,453

*Assumes income was earned evenly over the year.

Larry Spirgel
Securities and Exchange Commission
March 2, 2009

The consolidated net income attributable to Andes’ interest for 2008 would reflect a net of

90%	X	$9,400	X	12/12	=	$8,460
5%	X	$9,400	X	3/12	=	118
95%						$8,578

The preacquistion dividends ($4,000 X 90%) would have been recorded by Andes as follows:

Cash (Debit)	$3,600
Investment in Baker company (Credit)		$3,600

Andes would apply the equity method to record its share of the consolidated net income as follows:

Investment in Baker company (Debit)	$8,578
Equity in subsidiary’s income		$8,578

The basic eliminating entry would be based on the 95% ownership as follows:

Equity in subsidiary’s income – Andes Co. (Debit)	$8,578
Dividend paid – Baker Co. (Credit)		$3,600
Investment in Baker Co. (Credit)		4,978

Please note that in the above example we have excluded some text material and rounded the numbers for simplicity.

As illustrated above, we had to adjust the purchase price for 51% of Mica-Tech’s loss for period of April 11, 2007 – February 19, 2008 to reduce the investment account to a current value in the books of Parent. This entry has no effect as it was eliminated in the consolidation.

Larry Spirgel
Securities and Exchange Commission
March 2, 2009

4.	To get a better understanding of the Mica-Tech transactions, your accounting and the allocation of the purchase price, please provide us with the following information.

1) The journal entries recorded upon acquisition of the initial 51% interest

To record purchase consideration

	Dr.	Cr.
Investment in Mica-Tech	$800,000
Bank		$590,000
Note Receivable from Mica-Tech		210,000

To record acquisition costs

	Dr.	Cr.
Investment in Mica-Tech	$40,850
Bank		$40,850

       2) The journal entries recorded upon acquisition of the remaining 49% interest

To record cash distributed to Mica-Tech’s shareholders

	Dr.	Cr.
Investment in Mica-Tech	$490
Bank		$490

To record acquisition costs

	Dr.	Cr.
Investment in Mica-Tech	$28,728
Bank		$28,728

To record pre-acquisition loss of $483,019. This amount represents 51% of Mica-Tech’s loss from April 11, 2007 through February 19, 2008.

	Dr.	Cr.
Retained Earnings	$483,019
Investment in Mica-Tech		$483,019

Larry Spirgel
Securities and Exchange Commission
March 2, 2009

This entry was eliminated in the consolidation.  But it was recorded on the book of AML Communications to arrive at a correct investment amount.

3)	The quarterly journal entries/adjustments made to the minority interest balance from the acquisition date through the acquisition date of the remaining minority interest

Minority Interest Beginning Balance as of April 11, 2007	$974,526
Less: 49% of Mica-Tech’s loss for the period of
April 11, 07 – June 30, 07	(197,915)
July 1, 07 – September 30, 07	(89,933)
October 1, 07 – December 31, 07	(133,401)
January 1, 08 – February 19, 08	(42,827)

4)	How the minority interest amount was initially determined upon acquisition of the 51% interest

Minority interest amount was initially determined based on the fair value of the assets and liabilities of Mica-Tech at April 11, 2007. The following table summarizes how we arrived at the minority interest amount.

Total Assets as of April 11, 07	$3,431,138
Less: Total Liabilities as of April 11, 07	(1,442,309)
Net Assets acquired	$1,988,829
49% of Net Assets to be allocated to Minority Interest on April 11, 07	$974,526

5)
How you recorded the initial 51% purchase. Did you record 100% of the fair value of the assets and liabilities acquired as of the initial acquisition date; for example, did your purchase price allocation record 100% of the fair value of the intangible assets of Mica-Tech at April 11, 2007? It is unclear from your disclosures in the Form 10-Q for the quarterly period ended June 30, 2007. It also appears from note 2 to the financials on page 35 of your Form 10-KSB that you recorded a step up upon acquisition of the remaining 49%. Please advise.

We recorded initial 51% acquisition of Mica Tech by using 100% of the fair value of the assets and liabilities on April 11, 2007 (the acquisition date). We took 51% of the fair value of net assets against the purchase price consideration and allocated the excess of purchase price over net assets to intangible assets.

Larry Spirgel
Securities and Exchange Commission
March 2, 2009

On February 19, 2008 we acquired remaining 49% interest of Mica Tech and appraised the value of assets and liabilities to find out the fair value of minority interest. In our disclosure to financial statements in note 9 on Form 10-KSB, we have disclosed 100% of assets and liabilities acquired at the fair value against 100% purchase price (51%+49%) plus pre-acquisition loss. The excess of total net assets over total purchase price was allocated to negative goodwill. We reduced the value of intangible assets with the amount of negative goodwill.

Following illustration details our accounting treatment (reference: PPC Reference Library 09/07 – Thomson Tax & Accounting, Chapter 11 -   Mergers and Consolidations – Topic 1100.23 & 1100.24).

Acquiring Part of a Minority Interest. Acquiring all or part of a minority interest in a subsidiary is not considered a business combination or a transfer or exchange by entities under common control. However, Paragraph 14 of Statement No. 141 requires the purchase method to be used to account for the acquisition of all or part of the outstanding stock held by minority shareholders. In applying the purchase method, the authors believe the acquired minority interests should be revalued. To illustrate accounting for such a purchase, assume that—

a.	A subsidiary has equity of $100,000 and is owned 51% by the parent and 49% by an outside interest.
b.	The financial basis of the parent’s equity method investment is $51,000, which is 51% of the subsidiary’s $100,000 equity.
c.	The fair value of the subsidiary’s net assets (primarily land) is $300,000.
d.	The outside interest is purchased for $147,000, which is 49% of the $300,000 fair value of the subsidiary’s net assets.
e.	The purchase price exceeds the outside interest’s share of the subsidiary’s recorded equity by $98,000—

Purchase price	$147,000
Outside interest’s share of the subsidiary’s recorded equity—
49% × $100,000	49,000
$98,000

The excess should be allocated to the cost of the subsidiary’s land, which has appreciated significantly in value.

f.	The financial basis of the parent’s investment in the subsidiary before and after the purchase is—

Larry Spirgel
Securities and Exchange Commission
March 2, 2009

Before the purchase	$51,000
Cost of acquiring the outside interest in the subsidiary	147,000
After the purchase	$198,000

The following illustrates the balance sheet effects of the preceding transaction:

Before the purchase	Parent	Subsidiary	Eliminations	Consolidated
Cash	$200,000	$-	$-	$200,000
Investment in subsidiary	51,000	-	(51,000)	-
Land	-	100,000	-	100,000
Total assets	$251,000	$100,000	$(51,000)	$300,000

Equity
Parent	$251,000	$51,000	$(51,000)	$251,000
Outside interest	-	49,000	-	49,000
Total equity	$251,000	$100,000	$(51,000)	$300,000

After the purchase
Cash	$53,000	$-	$-	$53,000
Investment in subsidiary	198,000	-	(198,000)	-
Land	-	100,000	98,000	198,000
Total assets	$251,000	$100,000	$(100,000)	$251,000

Equity-parent	$251,000	$100,000	$(100,000)	$251,000

If the acquisition price had exceeded the fair value of the acquired minority interests in the preceding example, the excess of the purchase price over the fair value of the net assets acquired would have been assigned to goodwill. For example, if the purchase price was $150,000 instead of $147,000, the additional $3,000 would be assigned to goodwill.

6)
Tell us why there was a change in the fair value assigned to the intangible assets at June 30, 2007 compared to the fair value in your purchase price allocation disclosed as of March 31, 2008 on page 54 of your Form 10-KSB.

Larry Spirgel
Securities and Exchange Commission
March 2, 2009

The change in fair value of intangible assets on March 31, 2008 compared to June 30, 2007 was a result of appraisal of the Mica Tech on our additional 49% acquisition on February 19, 2008 to find out the fair value of minority interest on the date of 100% acquisition of Mica Tech. Please also refer the illustration as mentioned above.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (805) 388-1345, or by facsimile at (805) 484-2191.

Very truly yours,

/s/ Heera Lee
Heera Lee
Director of Finance
(Principal Financial Officer)